VERIZON NEW ENGLAND INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes, extraordinary item and cumulative effect of change in accounting principle	$429.6
Equity in income from affiliates	(27.6)
Interest expense	121.7
Portion of rent expense representing interest	50.6
Amortization of capitalized interest	5.5

Earnings, as adjusted	$579.8

Fixed charges:
Interest expense	$121.7
Portion of rent expense representing interest	50.6
Capitalized interest	10.3

Fixed Charges	$182.6

Ratio of Earnings to Fixed Charges	3.18